July 16, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock Variable Series Funds II, Inc.

Pre-Effective Amendment No. 1

Securities Act File No. 333-224376

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, BlackRock Variable Series Funds II, Inc. (the “Registrant”) requests acceleration of the effective date of Pre-Effective Amendment No. 1 to its Registration Statement on Form N-1A (File No. 333-224376) (the “Amendment”) so that the Amendment is declared effective on July 17, 2018, or as soon as practicable thereafter. BlackRock Investments, LLC, the principal distributor of the Registrant, hereby joins in its request for acceleration of the effectiveness of the Amendment.

If this request is granted, we respectfully request that we be notified by telephone at the time of effectiveness, and that such effectiveness also be confirmed in writing. Please call Elliot J. Gluck of Willkie Farr & Gallagher LLP at (212) 728-8138 or Bissie K. Bonner of Willkie Farr & Gallagher LLP at (212) 728-8955.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (the “Commission”) (or its staff, acting pursuant to delegated authority), declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;

(ii)	does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

July 16, 2018

Very truly yours,

BlackRock Variable Series Funds II, Inc.

By:	/s/ Benjamin Archibald
Name: Benjamin Archibald
Title: Secretary

BlackRock Investments, LLC

By:	/s/ Jon Diorio
Name: Jon Diorio
Title: Managing Director